Exhibit 23.01

Consent of KPMG LLP

The Board of Directors

Glenborough Realty Trust Incorporated

We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-70463) of Glenborough Realty Trust Incorporated of our report dated January 28, 2004, except Note 19, as to which the date is February 4, 2004, relating to the consolidated balance sheets of Glenborough Realty Trust Incorporated and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedules, which report appears in the December 31, 2003 annual report on Form 10-K of Glenborough Realty Trust Incorporated, and to the reference to our firm under the heading “Experts” in the prospectus.

San Francisco, California

March 8, 2004